UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Additional Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

By:	/s/ Alfred J. Dermody
Alfred J. Dermody
Manager of Budget and Planning

Date: June 18, 2008

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2007 and 2006

Additional information required for Form 5500
as of December 31, 2007

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4 - 7

Additional Information *

Schedule H - Schedule of Assets (Held at End of Year)	8

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Crown Cork & Seal, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This additional information is the responsibility of the Plan’s management. This additional information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC
Philadelphia, Pennsylvania
June 18, 2008

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Net Assets Available for Benefits

	As of December 31,

	2007		2006

ASSETS:
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$1,120,169		$941,551
AIM Dynamics Fund	477,367		355,326
T. Rowe Price Equity Income Fund	477,981		320,799
Vanguard 500 Index Fund	26,096,741	*	26,735,133	*
Vanguard Balanced Index Fund	6,137,223	*	6,167,097	*
Vanguard Explorer Fund	7,593,959	*	7,869,535	*
Vanguard Extended Market Index Fund	768,846		950,214
Vanguard International Growth Fund	6,462,270	*	5,515,693	*
Vanguard Total Bond Market Index Fund	4,019,070		3,714,816
Vanguard Morgan Growth Fund	145,672		-
Vanguard Target Retirement 2005 Fund	99,614		283,528
Vanguard Target Retirement 2010 Fund	321,039		-
Vanguard Target Retirement 2015 Fund	790,501		341,363
Vanguard Target Retirement 2020 Fund	29,767		-
Vanguard Target Retirement 2025 Fund	961,157		599,808
Vanguard Target Retirement 2030 Fund	54,827		-
Vanguard Target Retirement 2035 Fund	329,913		158,973
Vanguard Target Retirement 2040 Fund	4,884		-
Vanguard Target Retirement 2045 Fund	90,625		47,765
Vanguard Target Retirement 2050 Fund	524		-
Vanguard Target Retirement Income Fund	37,816		22,241

	56,019,965		54,023,842

Vanguard Retirement Savings Trust	20,147,465	*	19,333,159	*
Crown Holdings, Inc. Stock Fund	5,478,999	*	5,066,051	*
Participant Loans	1,391,439		1,364,974

Total investments	83,037,868		79,788,026

Receivables

Employer’s contributions	11,939		12,269
Participants’ contributions	66,923		63,774

Total receivables	78,862		76,043

Total assets	83,116,730		79,864,069

LIABILITIES:	-		-

Net assets available for benefits	$83,116,730		$79,864,069

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2007	2006

Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$3,329,683	$3,134,596
Interest income, participant loans	96,724	106,738
Net appreciation in fair value of investments	2,190,865	5,255,886

	5,617,272	8,497,220

Contributions:
Employer	895,488	957,889
Participant	3,730,639	3,739,735

	4,626,127	4,697,624

Total additions	10,243,399	13,194,844

Deductions From Net Assets Attributed to:
Benefits paid to participants	6,965,875	6,513,561
Asset transfers out	-	7,796,767
Miscellaneous fees	24,863	26,927

Total deductions	6,990,738	14,337,255

Net increase / (decrease)	3,252,661	(1,142,411)

Net assets available for plan benefits:
Beginning of year	79,864,069	81,006,480

End of year	$83,116,730	$79,864,069

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

During 2006, the Company sold its health and beauty business. As a result of this transaction, participant account balances of employees of this business were transferred out of the Plan on December 8, 2006 in the amount of $7,796,767.

Contributions

Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Contribution amounts are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. A participant becomes 100 percent vested after completing 4 or 5 years of credited service, as defined.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Participant Loans

The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on loans outstanding as of December 31, 2007 range from 5.0% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid in a lump sum. Certain participants have the option of being paid in monthly installments.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future employer contributions, were $23,337 and $17,329 at December 31, 2007 and 2006, respectively. There were no forfeitures used to off-set employer contributions in 2007 and 2006.

Plan Termination

The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Vanguard Retirement Savings Trust is a common / collective trust that is valued based on a net unit value of the fair value of the underlying securities at year-end as determined by the trustee. The underlying investments are primarily in a pool of investment contracts, which provide for withdrawals at fair value, which approximates contract value. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  For the 2007 and 2006 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the FSP.  The Plan adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006.  For the 2007 and 2006 plan years, adoption of the FSP had an immaterial impact on the statements of net assets available for benefits as contract value approximated estimated fair value and had no effect on the statement of changes in net assets which historically have been presented on a contract value basis.

New Accounting and Reporting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority.  Measurement of the tax uncertainty occurs if the recognition threshold has been met.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  During 2007, the provisions of FIN 48 have been adopted and it has been determined that there is no impact to the Plan.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements.  SFAS No. 157 applies to other accounting standards that require or permit fair value measurements.  Accordingly, it does not require any new fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years.  The Plan has not determined the impact of adopting SFAS No. 157 and FSP FAS 157-2.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 3 — INVESTMENTS

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,

	2007	2006

Registered investment companies	$1,145,771	$4,942,253
Common stock	1,045,094	313,633

Net appreciation in fair value of investments	$2,190,865	$5,255,886

All investments are participant-directed.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund and issues loans to participants which are secured by the balance in the participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 — PLAN EXPENSES

All recordkeeping expenses for the administration of the plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 6 — TAX STATUS

The Internal Revenue Service ("IRS") determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 — PLAN AMENDMENTS

The Plan was amended, effective January 1, 2006, to adopt IRS regulations regarding participants’ excess elective deferrals. The Plan was further amended, effective May 1, 2007 to adopt IRS regulations regarding Roth participant contributions.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Schedule of Assets (Held at End of Year)
December 31, 2007

Crown Cork & Seal Company, Inc. Retirement Thrift Plan,
EIN 23-1526444           Plan No. 105
Form 5500, Schedule H, Line 4i

	Identity of Participant-Directed Issues	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$1,120,169
	AIM Dynamics Fund	Registered Investment Company	477,367
	T. Rowe Price Equity Income Fund	Registered Investment Company	477,981
*	Vanguard 500 Index Fund	Registered Investment Company	26,096,741
*	Vanguard Balanced Index Fund	Registered Investment Company	6,137,223
*	Vanguard Explorer Fund	Registered Investment Company	7,593,959
*	Vanguard Extended Market Index Fund	Registered Investment Company	768,846
*	Vanguard International Growth Fund	Registered Investment Company	6,462,270
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,019,070
*	Vanguard Morgan Growth Fund	Registered Investment Company	145,672
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	99,614
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	321,039
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	790,501
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	29,767
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	961,157
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	54,827
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	329,913
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	4,884
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	90,625
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	524
*	Vanguard Target Retirement Income Fund	Registered Investment Company	37,816
*	Vanguard Retirement Savings Trust	Common / Collective Trust	20,147,465
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	5,478,999
*	Participant Loans	Participant Loans (5.0% - 10.5%)	1,391,439

Total Assets (Held at End of Year)			$83,037,868

* Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.